

January 24, 2022

Cyrus Madon
Chief Executive Officer
Brookfield Business Corporation
250 Vesey Street, 15th Floor
New York, NY 10281-1021

     Re: Brookfield Business Corporation
         Brookfield Business Partners L.P.
         Amendment No. 3 to Registration Statement on Form F-1
         Filed January 6, 2022
         File No. 333-258347

Dear Mr. Madon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 28, 2021 letter.

Amendment No. 3 to Form F-1 Filed January 6, 2022

Dividend Policy, page 75

1.   We note your revised disclosure in response to prior comment 1. It appears that your disclosure, specifically that "the company intends to pay dividends per exchangeable share that are identical to the distribution on each unit," continues to set an expectation of an estimated dividend. Additionally, it seems that your assertion that investors will receive a 50% increase in distributions would require you to increase total cash outflows for distributions by 50%. Please expand your disclosure to include support for your reasonable basis, or revise disclosure of your expected dividends accordingly. Please apply this comment throughout your filing on a consistent basis, including but not limited

       to disclosures on pages 11, 13, 14, 19, 23 and 73.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Reconciliation of Non-IFRS Measures, page 109</u>

2.   We note from your response to comment 2 that the caption "Legal provisions, provisions and write-offs for bad debts, and other" included in "Other income (expense), net" in your reconciliation of Adjusted Net Operating Income totaled $19 million and $144 million for the 9-month period ended September 30, 2021 and for the year ended December 31, 2020, respectively. Please revise disclosure in future filings to clarify why you feel that making an adjustment to exclude legal provisions, provisions and write-offs for bad debts from Adjusted Net Operating Income is appropriate. Your revised disclosure should address the nature of these provisions and write-offs of bad debts and why, if it is the case, that you do not view these expenses to be normal and recurring expenses of your businesses. Refer to question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

     You may contact Howard Efron at (202) 551-3439 or Isaac Esquivel at (202) 551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: Mile Kurta, Esq.